Item 77D - DWS Enhanced Commodity Strategy
Fund, Inc. (formerly DWS Global Commodities
Stock Fund, Inc.)

In January 2010, the Board of Directors of DWS
Enhanced Commodity Strategy Fund, Inc. (the
"Fund") approved a change in the Fund's investment strategy, from a blended approach involving investments in companies in commodities-related industries and direct commodity investments, to an actively-managed direct commodity strategy. In connection with implementation of the Fund's new strategy, the Fund's name was changed to DWS
Enhanced Commodity Strategy Fund, Inc. In connection with the strategy change, the Fund's revised investment policies are as described in detail below. The change to the Fund's name became effective on March 31, 2010, and all other changes became effective on April 1, 2010.

The Fund instead invests, under normal
circumstances, in commodity-linked derivative instruments backed by a portfolio of fixed-income instruments. The Fund invests in commodity-linked derivative instruments, such as commodity-linked swaps, structured notes and futures contracts, that are designed to provide exposure to the investment return of assets that trade in the commodity markets, without investing directly in physical commodities.
The Fund may gain exposure to the commodity markets by investing a portion of its assets in a wholly owned subsidiary organized under the laws of the Cayman Islands (the "Subsidiary"). Among other investments, the Subsidiary may invest in commodity-linked derivative instruments and physical commodities. The Subsidiary may also invest in fixed-income instruments, some of which may serve as margin or collateral for the Subsidiary's derivatives positions.

The Fund invests in fixed-income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities. The Fund may invest in mortgage-backed and asset-backed securities, taxable municipal bonds and tax-exempt municipal bonds, and adjustable rate loans that have a senior right to payment and other floating rate debt securities.

The Fund may invest up to 10% of its total assets in below-investment-grade bonds (also referred to as junk bonds).

Portfolio management generally allocates the Fund's commodity-linked investments among a variety of different commodity sectors. Portfolio management uses a proprietary quantitative, rules-based methodology in determining the Fund's commodity sector weightings relative to the
Dow Jones UBS Commodity Index (the "DJ-USBC
Index"). Portfolio management normally rebalances commodity sector positions when a sector undergoes a "trigger event," reducing the Fund's exposure to commodity sectors that are "expensive" and increasing its exposure to sectors that are "cheap."
Portfolio management may reduce the Fund's exposure to all commodity sectors when commodities in general appear overvalued.

Derivatives. The Fund may use various types of derivatives for any purpose, including for hedging, risk management and non-hedging purposes to seek to enhance potential gains. Derivatives are financial instruments the value of which is derived from, among other things, a security, a commodity, a currency or an index. The value of a commodity-linked derivative instrument typically is based on the price movements of a physical commodity, a commodity futures contract or commodity index, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. The Fund may, to the extent consistent with its investment objective and policies, purchase and sell (write) exchange-listed and over-the-counter ("OTC") put and call options on securities, equity and fixed-income indices and other instruments, purchase and sell structured notes, purchase and sell futures contracts and options thereon, enter into various transactions such as swaps, caps, floors, and collars, and may enter into currency forward contracts, currency futures contracts, currency swaps or options on currencies, or various other currency transactions. The types of derivatives identified above are not intended to be exhaustive. The Fund may use derivatives as a substitute for direct investment in a particular asset class or to keep cash on hand to meet other needs. In particular, the Fund may invest in commodity-linked swaps, interest rate swaps, total return swaps, credit default swaps and futures contracts.

Fixed-Income Securities. The Fund's derivatives investments are backed by a portfolio of fixed-income instruments. Fixed-income securities include, without limitation, corporate debt obligations, securities issued or guaranteed by government entities, inflation-indexed securities, mortgage-backed and other asset-backed securities,
Senior Loans, other debt securities and other instruments and derivatives related to each of these types of securities. In periods of declining interest rates, the yield (income from a fixed-income security held by a fund over a stated period of time) of a fixed-income security may tend to be higher than prevailing market rates and, in periods of rising interest rates, the yield of a fixed-income security may tend to be lower than prevailing market rates.
The value of fixed-income securities in a fund's portfolio generally varies inversely with changes in interest rates. Prices of fixed-income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities. Corporate debt obligations generally offer less current yield than securities of lower quality, but lower-quality securities generally have less liquidity, greater credit and market risk, and as a result, more price volatility.


In connection with the implementation of the Fund's strategy changes, certain non-fundamental investment policies were eliminated, as explained below.

The Fund is no longer bound by any policies to invest any minimum amount in equity securities, including its former policy to invest, under normal market conditions, substantially all but not less than 80% of its total assets in equity and commodities-linked securities of companies in commodities-related industries or other issuers where the value of the investment is linked to changes in commodity prices or a commodities-related index, such as commodities-linked structured notes.

The Fund eliminated its policies to invest in securities of companies domiciled primarily in developed countries and to invest no more that 30% of its total assets in securities of companies domiciled in emerging-markets countries.

The percentage limits on the Fund's
investments in debt securities of companies in commodities-related industries and preferred securities of companies in commodities-related industries were eliminated.

The percentage limits on the Fund's
investments in certain hybrid instruments
(i.e., commodity-linked derivative
investments that are hybrid instruments
excluded from regulation under the
Commodity Exchange Act and the rules
thereunder) were eliminated.

The Fund is no longer subject to restrictions on the purpose for which it may enter into swap transactions and other derivatives (e.g., solely for hedging purposes).

The percentage limits on the Fund's
investments in structured notes were
eliminated.

E:\Electronic Working Files\NSAR\2010\6-30-10\DWS Enhanced
Commodity Strategy Fund, Inc\03-Exhibits\Exhibit 77D ECSF.docx